

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Massimo De Marco
Chief Executive Officer
Piestro, Inc.
1134 11th Street, Suite 101
Santa Monica, CA 90403

      Re: Piestro, Inc.
          Amendment No. 2 to Offering Statement on Form 1-A
          Filed January 20, 2021
          File No. 024-11315

Dear Mr. De Marco:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 8, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed January 20, 2021

Cover Page

1.   We note your revisions in response to comment 1, and your response that you have "amended [your] disclosure to correct the figures presented in the offering circular." However, it appears that the Total Minimum Price to Public and Total Maximum Price to Public, including the value of your bonus shares, do not accurately reflect the amount calculated by multiplying the minimum and maximum shares you will be offering by the price per share plus investor fees, and adding the value of your bonus shares. Please amend your filing to include consistent and accurate amounts for your Total Minimum and Total Maximum price to public.

2. Please amend the disclosure in your offering circular and in Part I of Item 4 of your Form 1-A to disclose the aggregate offering price of your offering. In this regard, while you disclose the total maximum price to investors, you do not include an aggregate offering price as defined in Rule 251(a). When calculating the aggregate offering price, please include the value of the shares paid as commissions to StartEngine Primary, LLC, the value of the shares being offered to investors, and the value of the bonus shares. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A. Please ensure that the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in your offering circular.

3. We note your amended disclosure in response to comments 7 and 8, but we note the following continuing inconsistencies in your disclosure throughout the filing:

    - The disclosure on your offering circular cover page states that you will be offering up to 1,992,188 shares of common stock, and footnote 1 to this statement discloses that, in addition, you will be qualifying 585,938 bonus shares, and up to 39,063 shares of common stock to be issued as compensation to StartEngine Primary, LLC. It appears from this disclosure that you will be qualifying a total maximum of 2,617,189 shares if your offering is fully subscribed, all bonus shares are issued, and StartEngine Primary, LLC receives the maximum number of compensation shares. However, you disclose later on the cover page that the offering will close once a maximum of 1,953,125 shares have been sold to investors, and you disclose on pages 6, 9-10, and 19 that you are offering a maximum of 1,953,125 shares to investors.

    - Your revised disclosures, including on your cover page and in your Dilution section on page 9, state that you will issue a minimum of 195 shares and up to a maximum of 39,063 shares as commissions paid to StartEngine Primary, LLC in this offering. However, your disclosures contained in your Offering Terms section on page 6 and your counsel's legal opinion provide that a maximum of 39,072 shares of common stock will be issued to StartEngine Primary, LLC as commission. Further, your underwriting agreement indicates that, "[i]n addition 2% commission paid in the same securities as this offering and at the same terms," will be paid to StartEngine Primary, LLC, but 2% of the maximum amount of shares disclosed on your cover page does not equal the number of compensation shares disclosed in your filing.

    Please amend your filing to clearly and consistently disclose throughout: (1) the total maximum shares you are qualifying in this offering; (2) the minimum and maximum number of shares that will be issued as compensation to StartEngine Primary, LLC; (3) the minimum and maximum number of shares that will be offered to investors; and (4) the minimum and maximum number of bonus shares that will be issued to investors. Please make conforming changes throughout your filing, including to your Offering Terms section on page 6, where you discuss the common shares outstanding before and after the offering, and ensure that the shares outstanding after the offering include bonus shares and shares paid as commissions to StartEngine Primary, LLC. Finally, please make conforming revisions to your subscription agreement and underwriting agreement, as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources – Fiscal Years Periods Ended June 30, 2020 and 2019, page 15

4. We note your revisions in response to comment 4, and your response that sales of your stock "are now being made pursuant to Rule 506(c) of Regulation D." However, your amended Regulation D filing still states that the offering is being made pursuant to Rule 506(b). Please amend your Regulation D filing or revise your disclosure for consistency. To the extent the Regulation D offering is ongoing and sales are being made under Rule 506(b), please provide us with your analysis of why that offering should not be integrated with this proposed Regulation A offering. If the Regulation D offering is ongoing and sales are being made pursuant to Rule 506(c), please tell us how you intend to verify the accredited investor status of all subsequent purchasers.

Exhibits

5. The consent contained in Exhibit 11.1 refers to an audit report date of May 20, 2020. The audit report date is March 20, 2020. Please revise in the next amendment.

General

6. Please explain the "Reserve Now" function on your profile page on the StartEngine website, including how it may be used by prospective investors prior to qualification. In this regard, it appears that $452,799 has been reserved as of February 5, 2021. Additionally, it appears that the minimum reservation amount of $1,000 provided on the StartEngine website does not include the StartEngine Primary, LLC processing fee, and is therefore inconsistent with the disclosure in your offering circular that the minimum investment amount in the offering is $1,035.99. Please revise your website or advise. Finally, please update the hyperlink on your website and the StartEngine website to link to your most recently filed offering statement amendment, and confirm that you will continue to update this hyperlink as you continue to amend your filing. Refer to Rule 255(b)(4)(ii) and (d)(2) of Regulation S-K.

You may contact Abe Friedman at (202) 551-8298 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Katherine Bagley at (202) 551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Stephenson